SUPPLEMENT DATED JULY 1, 2021
to the following annuity prospectuses dated May 3, 2020

Issued by Union Security Insurance Company:
EmPower
Masters
Masters +
Triple Crown
TD Waterhouse

Issued by Union Security Life Insurance Company of New York:
Masters
TD Waterhouse

This supplement updates certain information in your prospectus for insurance products issued by
Union Security Insurance Company (“USIC”) and Union Security Life Insurance Company of New York* (USLIC)

This supplement updates certain information in the above-referenced prospectus for your annuity contract. Unless otherwise indicated, terms used in this supplement have the same meaning as in the Contract prospectus.

On June 30, 2021, pursuant to the Agreement and Plan of Merger dated as of January 18, 2021, by and among Sutton Holdings Investments, Ltd. (“Buyer”), Sutton Holdings Merger Sub, L.P., Hopmeadow Holdings, LP (“HHLP”) and Hopmeadow Holdings GP LLC, the owners of HHLP sold all of the issued and outstanding equity interests in HHLP, a parent of Talcott Resolution Life Insurance Company and Talcott Resolution Life and Annuity Insurance Company (“Talcott Resolution”), to Buyer, an affiliate of Sixth Street, a global investment firm.

Talcott Resolution will continue to administer your Contract and remains responsible for paying all contractual guarantees and General Account liabilities under your Contract subject to its financial strength and claims paying ability. The terms, features and benefits of your Contract will NOT change as a result of the sale.

Talcott Resolution Distribution Company remains the principal underwriter for the Contracts.

*Talcott Resolution Life Insurance Company and Talcott Resolution Life and Annuity Insurance Company administer the annuity contracts issued by USIC and USLIC.

This Supplement Should Be Retained With Your Prospectus for Future Reference

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